

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Kevin Mills
Chief Executive Officer
Socket Mobile, Inc.
40675 Encyclopedia Cir.
Fremont, CA 94538

> **Re: Socket Mobile, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 6, 2023**
> **File No. 333-272454**

Dear Kevin Mills:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology